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                                                                     EXHIBIT 99B

      Report on Applying Agreed-Upon Procedures of Independent Accountants

National City Corporation
Cleveland, Ohio

The Bank of New York
New York, New York

We have performed the procedures enumerated below, which were agreed to by the managements of National City Corporation (National City) and The Bank of New York, solely to assist you in evaluating the servicing of certain credit card receivables during the period January 1, 1999, through December 31, 1999, for compliance with the terms and conditions set forth in the Pooling and Servicing Agreement (the "Agreement") dated June 1, 1995, as supplemented by the Series 1995-1 Supplement (the "Supplement"), for the First of America Credit Card Master Trust (the "Trust") among National City Bank, as Seller and Servicer, and The Bank of New York, as Trustee. The credit card receivables are identified in Schedule 1 of the Agreement.

We performed the following agreed-upon procedures (unless otherwise indicated, the capitalized terms have the meanings set forth in the Agreement):

1. We obtained the monthly certificateholder's statement for the collection period January 1, 1999, to December 31, 1999, from the management of National City from the monthly certificateholder's statement, we agreed amounts per the statement to system-generated reports and/or documents received from The Bank of New York or The Union Bank of Switzerland that were the source of such amounts. For the percentages presented in the monthly certificateholder's statement, we recalculated the percentage based upon the formula provided in the Agreement and the amounts obtained from the source document.

     In one instance, the Class B deficit controlled amortization amount was improperly reported. No other exceptions were noted.

2. We inquired of National City management as to whether the collection and charge off of payments are in accordance with National City's customary and usual servicing procedures.

     National City management indicated in the affirmative.


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3.   For expenses incurred in connection with the Trust and the related servicing activities, we inquired of National City management that National City paid all expenses in 1999 out of its own funds, without reimbursement from the Trust.

     National City management indicated that National City paid such expenses without reimbursement from the Trust.

4. We obtained the monthly certificateholder's statements for the year from National City management. We compared the monthly servicing fee per the statements to source documentation and determined the monthly servicing fee was based on the product of (a) the weighted average servicing fee rates and (b) the amount of principal receivable on the last day of the prior Monthly Period.

     No exceptions were noted.

5. We inquired of National City management that not later than the third business day preceding each distribution date during 1999, National City delivered to the Trustee, Paying Agent, each Rating Agency and each Series Enhancer, a certificate in substantially the form set forth in the Supplement.

     National City indicated that such certificates were delivered timely.

6. For adjustments downward of any Principal Receivable in 1999, we inquired of National City management that the amount of Principal Receivables are reduced by the amount of the required adjustment in calculating the Seller Amount, the Seller Interest, the Floating Allocation Percentage and the Principal Allocation Percentage. Additionally, we inquired of National City management that adjustments are made on or prior to the end of the Monthly Period in which such adjustment obligation arises.

     National City management indicated that no adjustment downward of Principal Receivable occurred for the year ended December 31, 1999.

7. We obtained the deposit account statement for the Collection Account for each month during 1999 to determine the monthly deposit was made in immediately available funds no later than 12:00 noon, New York City, New York time, on the related Transfer Date for each month. Additionally, to determine the aggregate amount of required Collections was deposited, we agreed the amount deposited per the deposit account statement to system-generated reports identifying the required amount for the monthly deposits for each month during 1999. We also identified that each account bears a designation clearly indicating that the funds deposited therein are held for the benefit of the Certificateholders.

     No exceptions were noted.
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8.   We recalculated the monthly allocation of the Collections of Finance
     Charge Receivables, Defaulted Amount and Collections of Principal Receivable for each month during 1999, to determine amounts were calculated in accordance with Section 4.03(b) of the Agreement. We recalculated such allocations based upon system-generated reports which represent the source of such amounts.

     No exceptions were noted.

9. We inquired of National City management of the processes of allocating shared principal collections, pro rata, to each investor, in proportion to the principal shortfall and allocating the Excess Finance Charge Collections, pro rata, in proportion to the Finance Charge Shortfalls, if any, to determine compliance with Sections 4.04 and 4.05, respectively, of the Agreement.

     National City management indicated this process is not applicable to National City as of and for the year ended December 31, 1999.

10. We inquired of National City management that the Servicer established an Eligible Deposit Account as a prefunding account to comply with
     Section 4.06 of the Agreement.

     National City management indicated the Servicer has not established an Eligible Deposit Account as of and for the year ended December 31, 1999.

11. We recalculated the Servicer's calculation of interchange and recoveries for one month during the period, October, 1999, by using source documentation to determine amounts were calculated in accordance with the
     Section 4.07 of the Agreement.

     No exceptions were noted.

12. We inquired of National City management that the methodology utilized to identify securitized receivables on their system provided, in the computer files, a clear and unambiguous indication that the securitized receivable accounts have been conveyed for the benefit of investors.

     National City indicated in the affirmative.

13. We inquired of National City management if there had been any amendments made to the Agreement during the year that would impact the agreed-upon procedures to be performed.
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     National City management indicated there were no amendments made to the
     Agreement during the year ended December 31, 1999, that would impact the agreed-upon procedures as of and for the period then ended.

Our engagement to apply agreed-upon procedures was performed in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of the specified users of the report. Consequently, we make no representation regarding the sufficiency of the procedures either for the purpose for which this report is being prepared or for any other purpose.

We were not engaged to, and did not, perform an examination, the objective of which would be the expression of an opinion on the servicing of certain credit card receivables. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Our report is intended solely for the use of National City and The Bank of New York and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purposes.



March 15, 2000

                                                          /s/ Ernst & Young LLP